UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Tenaris S.A.

(Name of Issuer)

Ordinary Shares, $1.00 par value per share

(Title of Class of Securities)

88031 M 10 9

(CUSIP Number)

Fernando J. Mantilla

26, Boulevard Royal, Ground Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg

Telephone: +352 27209600

(Name, Address and Telephone number of Person Authorized to

Receive Notices and Communications)

N/A

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 713,605,187
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 713,605,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.5%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

**	The percent of class figures set forth in this Amendment No. 9 are calculated based on 1,162,757,528 issued Ordinary Shares (as defined below), of which 72,683,869 were held by Tenaris S.A. as treasury stock as ofDecember 6, 2024, as published on the website of Tenaris S.A.

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 713,605,187
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 713,605,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.5%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

TECHINT HOLDINGS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 713,605,187
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 713,605,187
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.5%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 9 amends and supplements the Schedule 13D originally filed on February 14th, 2011 (this “Amendment No. 9”), as further amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7 and No. 8, on behalf of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS (as defined thereunder), relating to the Ordinary Shares, par value $1 per share of Tenaris S.A. (the “Ordinary Shares”). This Amendment No. 9 reflects an increase by 1.20% of the percent of class represented by the Ordinary Shares held by such Reporting Persons, from 64.26% to 65.46%, as reported on Rows 13 of the cover pages of this Schedule 13D, as a result of repurchases of Ordinary Shares made by Tenaris S.A. in the open market in the period from July 29 to August 2, 2024, under Tenaris S.A.’s first share buyback program publicy announced on November 1,, 2023 and from November 11, 2024 to December 6, 2024, under Tenaris S.A.’s second share buyback program publicly announced on November 10, 2024. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D and its amendments.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (collectively, the “Reporting Persons”).

(a)	ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN (“RP STAK”)

Fascinatio Boulevard 764, 2909 VA Capelle aan den IJssel, The Netherlands.

RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK.

(b)	SAN FAUSTIN S.A. (“SAN FAUSTIN”)

26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.

SAN FAUSTIN is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies).

(c)	TECHINT HOLDINGS S.À R.L. (“TECHINT HOLDINGS”)

26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.

TECHINT HOLDINGS is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.

The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member, executive officer or director, as applicable, of each Reporting Person are set forth in Schedule I to the Amendment No. 6 to the Schedule 13D of Tenaris S.A., dated January 22, 2024, and incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I to the Amendment No. 6 to the Schedule 13D of Tenaris S.A., dated January 22, 2024, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) (b)	RP STAK. See items (7) through (11) and (13) on page 2

SAN FAUSTIN. See items (7) through (11) and (13) on page 3

TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4

(c)	There have been no transactions in Ordinary Shares effected by the Reporting Persons or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule I to the Amendment No. 6 to the Schedule 13D of Tenaris S.A., dated January 22, 2024, during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

A	Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated October 31st, 2023.***

B	Power of Attorney of SAN FAUSTIN S.A., dated September 28th, 2023.***

C	Power of Attorney of TECHINT HOLDINGS S.à r.l., dated September 28th, 2023.***

***	Previously filed as an exhibit to the Schedule 13D of Tenaris S.A. dated November 2nd, 2023 and incorporated by reference in this Amendment No. 9.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 9 on his own behalf and on behalf of SAN FAUSTIN S.A. and TECHINT HOLDINGS S.À R.L.

December 9, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by SAN FAUSTIN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 9 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and TECHINT HOLDINGS S.À R.L.

December 9, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TECHINT HOLDINGS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 9 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and SAN FAUSTIN S.A.

December 9, 2024

/s/ Fernando J. Mantilla
Attorney-in-fact